EARLY WARNING NEWS RELEASE

(Montréal, June 27, 2017) Osisko Gold Royalties Ltd (TSX & NYSE:OR) (“Osisko”) announces that it has received from Harfang Exploration Inc. (formerly RedQuest Capital Corp.) (“Harfang”) 5,000,000 common shares of Harfang (the “Securities”), representing approximately 17.83% of the issued and outstanding common shares of Harfang on an undiluted basis in connection with a qualifying transaction described in Harfang’s filing statement dated June 14, 2017 (the “Filing Statement”). The Securities were received in exchange for 5,000,000 common shares of privately-held Ménarik Exploration Inc. (formerly Harfang Exploration Inc.), as described in the Filing Statement.

The Securities are subject to a TSX Venture Exchange Tier 2 Value Security Escrow Agreement (the “Escrow Agreement”). Upon release of the Securities from escrow pursuant to the terms of the Escrow Agreement, Osisko may dispose of the Securities in accordance with applicable securities laws. Osisko may, from time to time and at any time, acquire additional shares and/or other equity, debt or other securities or instruments of Harfang in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Harfang and other relevant factors.

A copy of the early warning report to be filed by Osisko will be available on SEDAR under Harfang’s profile. This news release is issued under the early warning provisions of the Canadian securities legislation.

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty and stream company focused on the Americas that commenced activities in June 2014. It holds over 50 royalties and streams, including a 5% NSR royalty on the Canadian Malartic Mine (Canada), a 2.0% to 3.5% NSR royalty on the Éléonore Mine (Canada) and a silver stream on the Gibraltar Mine (Canada). It maintains a strong financial position and has distributed $35.1 million in dividends to its shareholders during the past ten consecutive quarters.

Osisko’s head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com